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NEWS RELEASE

SHAW AGREES TO PURCHASE 1,500,000 CLASS B NON-VOTING SHARES

Calgary, Alberta (December 4, 2009) - Shaw Communications Inc. (“Shaw”) announced today that it has agreed to purchase for cancellation 1,500,000 of its outstanding Class B Non-Voting Participating Shares (“Class B Shares”), or approximately 0.36% of the Class B Shares outstanding as at November 30, 2009, pursuant to a private agreement between Shaw and an arm’s length third party seller (the “Private Purchase”) for an aggregate purchase price of $29,737,500. The transaction is expected to settle on December 9th. The Private Purchase was made under an issuer bid exemption order issued by the Ontario Securities Commission. The Class B Shares purchased under the Private Purchase will be included in calculating the number of Class B Shares that Shaw may purchase through its outstanding normal course issuer bid.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). The Company serves over 3.4 million customers, including over 1.7 million Internet and 850,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:

Shaw Investor Relations Department
investor.relations@sjrb.ca